FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Sutcliffe Resources Ltd. ("Sutcliffe") 420-625 Howe Street Vancouver, British Columbia V6C 2T6

2.	Date of Material Change

May 17, 2007

3.	News Release

The news release attached hereto as Schedule "A" announcing the material change described herein was issued by Sutcliffe on May 17, 2007 and disseminated through the facilities of a recognized news wire service on May 17, 2007.

4.	Summary of Material Change

The material change is described in the Company's press release attached hereto as Schedule "A", which press release is incorporated herein.

5.	Full Description of Material Change

	5.1	Full Description of Material Change

No information other than that provided in Item 4 above is presently available

	5.2	Disclosure for Restructuring Transactions

Not Applicable

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change in this report.

Laurence Stephenson, President (604)-608-0223

9.	Date of Report

May 28, 2007.

SCHEDULE "A"

SUTCLIFFE RESOURCES DEFAULT STATUS REPORT

May 17, 2007

Vancouver, British Columbia, Canada: Sutcliffe Resources Ltd. ("Sutcliffe” or the “Company") (SR – TSX-V), is announcing today that it is making progress towards the completion of its annual consolidated financial statements and related audit for the Company's financial year ended December 31, 2006. However, due to the nature of the procedures required to finalize the consolidation of the Company's assets with Russian assets acquired in 2006, the completion of such financial statements and related audit will require additional time and, therefore, the Company does not expect this to be completed by May 18, 2007, as initially anticipated.

The Company continues to work with its auditors to complete the audit of such financial statements as expeditiously as possible and anticipates this to be completed by June 1, 2007.

Management cease trade orders were issued by applicable securities commissions or regulators pursuant to the Company's application for the same, as described in the Company's new release dated May 3, 2007. Such cease trade orders are imposed against directors, officers and insiders of the Company. Such orders do not generally affect the ability of persons who have not been directors, officers or insiders of the Company to trade the securities of the Company.

Pending the filing of its annual audited consolidated financial statements and MD&A, the Company intends to satisfy the alternative information guidelines recommended by Ontario Securities Commission Policy 57-603 and Canadian Securities Administrators Staff Notice 57-301 ("CSA Staff Notice 57-301"), including the provisions of Appendix B (Default Status Reports) of CSA Staff Notice 57-301. If the annual audited consolidated financial statements and MD&A are not filed by June 30, 2007, applicable securities commissions or regulators may impose a cease trade order. A cease trade order may be imposed sooner if the Company fails to file its Default Status Reports on time.

The Company is not subject to any insolvency proceeding and there is no material change in the information contained in the Company's press release dated May 3, 2007 or its Notice of Default filed with applicable securities commissions or regulators other than as disclosed herein, and there is no other material information concerning the affairs of the Company that has not been generally disclosed.

About Sutcliffe Resources

Sutcliffe, led by a management team with extensive experience in the Russia Federation, is a gold exploration company whose primary focus is to become a mid-tier gold producer through the advancement of its gold exploration properties in Russia. In addition, Sutcliffe’s management will continue to evaluate acquisition opportunities within Russia. Sutcliffe’s philosophy is to unlock shareholder value in a socially and environmentally responsible manner.

For more information please contact:

Robert Maddigan, Director
Sutcliffe Resources Ltd.
Phone: (604) 608 0223
Fax: (604) 608 0344
Email: rmaddigan@sutclifferesources.com

This news release contains forward-looking statements contained that are not historical facts. Forward-looking statements involve risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward looking statements in this news release include, but are not limited to, timing of completion of the annual audit, the expected time for filing of the Company's annual audited financial statements and accompanying MD&A, the imposition of a cease trade order by applicable securities commissions or regulators and the Company's objectives, goals or future plans. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, those risks set out in the Company's public documents filed on SEDAR. Although the Company believes that the assumptions and factors used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, other than as required by law.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

420-625 Howe Street, Vancouver, British Columbia CANADA V6C 2T6
Tel.: 604.608.0223   •   Fax: 604.608.0344   •   North America Toll-free: 1.877.233.2244